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                           June 14, 2023

       Dr. Orhan Ertughrul
       Chief Operating Officer
       Phygital Immersive Ltd
       Unit 18B Nailsworth Mills Estate, Avening Road,
       Nailsworth, GL6 0BS
       United Kingdom

                                                        Re: Phygital Immersive
Ltd
                                                            Amended
Registration Statement on Form F-4
                                                            Filed on June 1,
2023
                                                            File No. 333-271649

       Dear Dr. Orhan Ertughrul:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

       Form F-4 Amendment No 1

       Certain Unaudited Projected Financial Information
       Fairness Opinion of Houlihan Capital, page 158

   1. We note your response to prior comment 8. Please address the part of that comment to clarify whether and, if
so why, the advisor excluded any companies or transactions
                                                        meeting the selection
criteria from the analyses.
 Dr. Orhan Ertughrul
FirstName  LastNameDr.
Phygital Immersive Ltd Orhan Ertughrul
Comapany
June       NamePhygital Immersive Ltd
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Maximum Redemption Scenario, page 220

2. We note your response to prior comment 12; however, you have not provided us with sufficient information to support your presentation of negative cash. Please provide to us your assessment of the likelihood the business combination will occur in the maximum redemption scenario as currently presented. If the business combination is unlikely to occur, revise to present a redemption scenario showing the maximum redemptions where management believes the business combination is probable to occur. If you believe the business combination is probable to occur under the maximum redemption scenario, as currently presented, consider the guidance of paragraph 8 of IAS 7 and tell us whether or not you have a history of positive and negative cash balances and whether or not your banking agreement contemplates you having a negative cash balance in the amount presented in your pro forma balance sheet. In addition, refer to paragraph 42 of IAS 32 and tell us whether or not a legally enforceable right of offset exists to permit the presentation of negative cash. Please advise or revise as necessary. GLAAM's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Material Cash Requirements, page 302

3. Please disclose the part of your response to prior comment 19 that explains the source of funds for repaying your March 2023 convertible bond.
Non-IFRS Measures
Adjusted EBITDA, page 304

4. We note your response to prior comment 20. Please clarify what the adjustment for 'net operating loss' is and how it is calculated. We further note that several of the items you discussed in your response appear to be normal recurring cash operating expenses necessary to operate the business. The development cost set aside appears to be write-offs for R&D costs for failing to meet technical feasibility on a project, which would not be considered unusual for a company engaged in developing new products. In addition, a discontinued marketing campaign is also not unusual and rather, is a normal operating expense used to generate revenues. Please revise to remove these adjustments in your next amendment.
Part II. Information not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1 - Opinion of Conyers Dill & Pearman LLP, page II-2

5. We note the assumptions in Section 2(c), (e) and (f). These assumptions are not appropriate as they relate to matters underlying the opinion to be rendered. Please have counsel provide a revised opinion that limits the applicability of these assumptions. Refer
 Dr. Orhan Ertughrul
Phygital Immersive Ltd
June 14, 2023
Page 3
      to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.
Exhibit 8.1 - Tax Opinion of Paul Hastings LLP, page II-2

6. Please have tax counsel revise their 8.1 opinion to expressly consent to the reference to
      their firm under the caption    Legal Matters    in the prospectus,
consistent with Section IV
      of Staff Legal Bulletin No. 19.
General

7. We note your response to prior comment 27 and your revised disclosures on page 108 that
      each of Barclays and Citigroup    disclaimed any responsibility for this
Proxy
      Statement/Prospectus.    However, your response to prior comment 25
stated that    the
      Company is not aware of either of the underwriters disclaiming responsibility for such
      disclosure.    Please revise to clarify this apparent discrepancy.
8. Please provide us with the letter and e-mails referenced in your response to prior comment
      26.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameDr. Orhan Ertughrul
                                                            Division of
Corporation Finance
Comapany NamePhygital Immersive Ltd
                                                            Office of
Manufacturing
June 14, 2023 Page 3
cc:       Elliott M. Smith
FirstName LastName